ZUKERMAN GORE & BRANDEIS, LLP
875 THIRD AVENUE • NEW YORK, NEW YORK 10022              TELEPHONE 212-223-6700 • FACSIMILE 212-223-6433

October 30, 2007

Via Edgar Transmission
And Via Federal Express

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	MangoSoft, Inc. (the “Company”)
Amendment No. 2 to Form S-3 on Form S-1
File No. 333-144317
Form 10-KSB for the year ended December 31, 2006

Filed March 30, 2007 and
Form 10-QSB for the three months ended March 31, 2007 and June 30, 2007
Filed May 15, 2007 and August 14, 2007 respectively
File number 0-30781

Dear Ms. Jacobs and Mr. Fuller:

On behalf of the Company, this letter, along with revised copies of the Company’s Registration Statement on Form S-1 and Exhibits thereto (the “Registration Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated October 12, 2007 with respect to the Company’s registration statement on Form S-3 on Form S-1. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Registration Statement. In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the Registration Statement, three (3) of which are marked to show the changes from Amendment No. 1 to the Registration Statement on Form S-3 previously filed with the Staff.

Specifically, on behalf of the Company please be advised of the following:

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
October 30, 2007

Amendment no. 1 to Form S-3 on Form S-l General

1. As appropriate, please update all disclosures to the latest practicable date. For example, please provide: financial information through your six-month period ended June 30, 2007 as required by Item 310(g) of Regulation S-B; management's disclosure and analysis for the same updated period as required by Item 303(b)(2) of Regulation S-B; updated price information; and updated share information.

Please be advised that disclosure throughout the Registration Statement has been updated to the latest practicable date.

Risk Factors, page 7

2. Please see prior comment 2 of our letter dated August 6, 2007. Please expand the factor, "We depend on our one full time employee for the success of our business," to disclose how this has restricted Mangosoft's business.

Please be advised that disclosure on page 8 has been expanded to address the staff’s comment.

The Rights Offering, page 13
Subscription and Standby Commitment Agreement, page 15

3. Please see prior comment 4 of our letter dated August 6, 2007. We note your response, however, we do not believe that you have provided us with sufficient analysis of all communications and steps taken to date with respect to those investors who agreed to purchase all of the shares in this rights offering that are not purchased by other stockholders. Your analysis should specifically address Section 5(c) of the Securities Act. It is unclear, for example, how you can state that there were "no offers or other communications" between these investors and Mangosoft when you have stated in your registration statement that you will enter into an agreement upon the effectiveness of this registration statement. This disclosure certainly implies that there have been prior offers or communications. Further, given your response, it does not appear that the limited exception in Section 2(a)(3) of the Securities Act for communications with underwriters is available to you.

Please be advised that in accordance with the Company's conversations with the Staff, the standby arrangement with a group consisting of certain stockholders who participated in the Private Placement has been eliminated from the proposed rights offering.

Executive Compensation, page 41

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
October 30, 2007

4. Please see prior comment 11 of our letter dated August 6, 2007. You state that hat since you have only one officer and director you do not believe that the updated executive compensation disclosures would be meaningful information to stockholders. We disagree. Please revise your disclosure in this registration statement and in the Form 10-KSB for the year ended December 31, 2006 to provide the new executive compensation disclosure. In this regard, we note that the disclosure requirements under Item 402 in Regulation S-B are not as comprehensive as the requirements under the same item in Regulation S-K - the disclosure system that you chose to follow when amending this registration statement on Form S-1.

Please be advised that disclosure on pages 32 through 34 of the Registration Statement and on pages 20 through 22 of the Form 10-KSB (as amended) has been revised to include the new executive compensation disclosure.

Undertakings, page II-2

5. Please see prior comment 8 of our letter dated August 6, 2007. Include the undertakings specified in Item 512(a) and (c) of Regulation S-K.

Please be advised that the undertakings specified in Items 512(a) and (c) of Regulation S-K have been added to Part II of the Registration Statement.

Form 10-QSB for March 31, 2007 and June 30, 2007
Item 3. Controls and Procedures, page 17

6. You state that management had reviewed the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-KSB but the period for which you are reporting is the three months ended June 30, 2007. Please revise your Form 10-QSB disclosure to identify the correct period.

Please be advised that the Company’s Form 10-QSB has been revised to identify the correct period and has been re-filed by the Company.

Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours,

/s/ Clifford A. Brandies

Clifford A. Brandeis